Exhibit (a)(1)(K)
FORM OF FINAL NOTIFICATION OF PARTICIPATION
IN THE EXCHANGE OFFER AND CLOSING PRICE
Notification of the Exchange Ratio and Consideration Pursuant to the Offer to Exchange
Thank you for your submission of your election to participate in the Exchange Offer. We confirm with this email that we have received your election to participate.
Subject to your continued employment with TASER and the other terms and conditions of the Exchange Offer, you now have the right to receive New Options entitling you to purchase a certain number of shares of our common stock. The number of New Options you are entitled to receive is determined by the [Modified] Exchange Ratio set forth in the Offer to Exchange. The closing price of our common stock at the close of the trading on December 27, 2010, as reported by the NASDAQ Global Select Market, was $_____ per share, and, accordingly you are entitled to _____ New Options. Pursuant to the terms of the Exchange Offer, you may change your mind by withdrawing your election before the Exchange Offer expires at 11:59 pm Eastern time tonight by following the withdrawal procedures set forth in the Exchange Offer.
In the meantime, if you have any questions, please contact me (480) 905-2002 or via email at dan@taser.com.
Thank you,
Dan Behrendt
Chief Financial Officer